09059016

SECURITIES A... ON
Washington, D.C. 20549

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AB 3/10

SEC FILE NUMBER
8-67429

ANNUAL AUDITED REPORT FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/12/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carl Marks Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, 33rd Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Speer | (212) 909-8432 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Speer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Carl Marks Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

ELLEN M. MACLEAY
Notary Public, State of New York
No. 01MA6045719
Qualified in Queens County
Commission Expires July 31, 2010

Certificate filed in New York County

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

CARL MARKS SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008
(with supplementary information)

CARL MARKS SECURITIES LLC
C O N T E N T S

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Carl Marks Securities LLC

We have audited the accompanying statement of financial condition of Carl Marks Securities LLC, (the "Company") (a wholly owned subsidiary of Carl Marks Advisory Group LLC) as of December 31, 2008 and the related statements of operations, changes in member's equity and cash flows for the period from October 12, 2007 to December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl Marks Securities LLC as of December 31, 2008, and the results of its operations, changes in its member's equity and its cash flows for the period from October 12, 2007 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 24, 2009

CARL MARKS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	580,608
Advisory fees receivable		199,667
Other assets		11,554
Total Assets	$	791,829

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses and other liabilities	$	29,692
Member's equity		762,137
Total Liabilities and Member's Equity	$	791,829

See notes to financial statements.

CARL MARKS SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM OCTOBER 12, 2007 TO DECEMBER 31, 2008

REVENUE		
Advisory fees	$	1,034,667
Interest income		1,852
Total Revenue		1,036,519
EXPENSES		
Direct costs and overhead reimbursement (Note 3)		183,543
Legal fees		61,665
Professional fees		50,823
Fees and licenses		6,933
Other expenses		27,247
Total Expenses		330,211
NET INCOME	$	706,308

See notes to financial statements.

CARL MARKS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM OCTOBER 12, 2007 TO DECEMBER 31, 2008

Balance, beginning of period	$	25,829
Member contribution		30,000
Net income		706,308
Balance, end of period	$	762,137

See notes to financial statements.

CARL MARKS SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM OCTOBER 12, 2007 TO DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	706,308
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Increase in advisory fees receivable		(199,667)
Decrease in other assets		193
Increase in accrued expenses and other liabilities		29,692
Net cash provided by operating activities		536,526
CASH FLOWS FROM FINANCING ACTIVITY		
Member contribution		30,000
NET INCREASE IN CASH		566,526
Cash at beginning of period		14,082
Cash at end of period	$	580,608

See notes to financial statements.

CARL MARKS SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. ORGANIZATION AND NATURE OF BUSINESS

Carl Marks Securities LLC (the "Company"), a wholly-owned subsidiary of Carl Marks Advisory Group LLC (the "Parent") was formed on May 26, 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company commenced its broker-dealer operations on October 12, 2007. The Company is engaged in providing advisory services involving private placement and mergers and acquisitions for its clients. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and does not hold customer funds or safekeep customer securities or engage in the underwriting of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company maintains cash in bank accounts which, at times, may exceed federally issued limits.

Revenue Recognition

Revenue is recognized on the accrual basis as it is earned. For the period ended December 31, 2008, all of the revenue was earned from four clients.

Income Taxes

As a single member LLC, the Company is considered a disregarded entity for federal, state and local income tax purposes. As such, its income and losses are reported on the Parent's tax return and no provision for income taxes is made.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

3. RELATED PARTY TRANSACTIONS

Effective January 1, 2008, the Company entered into a service agreement with the Parent in which the Company has agreed to reimburse the Parent $3,500 per month for general and administrative costs incurred by the Parent.

In addition, direct costs, which consist of employees' compensation and benefits, are allocated to the Company based upon actual time spent by the Parent's personnel on the Company's business.

For the period from January 1, 2008 through December 31, 2008, the Company incurred the following reimbursable costs to the Parent:

Direct costs	$ 141,543
General and administrative costs	42,000
Total	$ 183,543

At December 31, 2008, $17,192 is included in accrued expenses and other liabilities for amounts owed to the Parent for direct costs and overhead reimbursements.

The Company's financial statements may not necessarily be indicative of the Company's financial condition and results of operations had the Company operated as an unaffiliated entity of the Parent.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company's net capital of $550,916 exceeded required minimum net capital of $5,000 by $545,916 and the ratio of aggregate indebtedness to net capital was .05 to 1.

The Company claims exemption from the reserve requirements under Rule 15c3-3 pursuant to paragraph (k)(2)(i).

5. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to member's equity as of the beginning of the year of adoption.

Management does not expect that adoption of FIN 48 will result in a material impact on the Company's member's equity. However, management's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

SUPPLEMENTARY INFORMATION

CARL MARKS SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Member's equity	$ 762,137
Less: Nonallowable assets:	
Advisory fees receivable	(199,667)
Other assets	(11,554)
	(211,221)
NET CAPITAL	550,916
MINIMUM NET CAPITAL REQUIRED The greater of $5,000 or 6-2/3% of aggregate indebtedness of $29,692	5,000
EXCESS NET CAPITAL	$ 545,916
AGGREGATE INDEBTEDNESS Accrued expenses and other liabilities	$ 29,692
Ratio of aggregate indebtedness to net capital	.05 to 1

There are no material differences between the above computation of net capital and the computation included in Company's corresponding Form X-17A-d Part II Filing as of December 31, 2008.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
Carl Marks Securities LLC

In planning and performing our audit of the financial statements and supplemental schedule of Carl Marks Securities LLC (the "Company") as of December 31, 2008 and for the period from October 12, 2007 to December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

[2] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 24, 2009